Exhibit 99.2

Republic Power Group Limited Announces Closing of Initial Public Offering

Singapore, October 15, 2025 PRNewswire — Republic Power Group Limited (Nasdaq: RPGL) (the “Company”), a provider of customized enterprise resource planning software solutions, consulting and technical support services, and peripheral hardware, today announced the closing of its initial public offering (the “Offering”) of 2,120,000 Class A ordinary shares, 1,250,000 of which were offered by the Company and 870,000 by selling shareholders, at a price to the public of US$4.00 per Class A ordinary share. The Class A ordinary shares began trading on the Nasdaq Capital Market on October 14, 2025 under the ticker symbol “RPGL.”

The Company received aggregate gross proceeds of US$5.0 million from the Offering, before deducting underwriting discounts and other related expenses. The selling shareholders received aggregate gross proceeds of US$3.48 million before deducting underwriting discounts and expenses.

Net proceeds from the Offering will be used by the Company for research and development, investment in marketing and branding, and other capital expenditures, recruitment of talented professionals, and general corporate purposes and possible future acquisitions and growth opportunities.

The Offering was conducted on a firm commitment basis. Bancroft Capital, LLC (“Bancroft Capital”) acted as the lead managing underwriter and book-runner for the Offering. Hunter Taubman Fischer & Li LLC acted as U.S. counsel to the Company, and The Crone Law Group, P.C. acted as U.S. counsel to Bancroft Capital in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (the “SEC”) (File Number: 333-288465) and, as amended, was declared effective by the SEC on September 30, 2025. The Offering was made only by means of a prospectus forming a part of the registration statement. Copies of the prospectus relating to the Offering may be obtained from Bancroft Capital at 501 W Office Center Dr # 130, Fort Washington, PA 19034, or via email at InvestmentBanking@bancroft4vets.com, or telephone at (484) 546-8000. In addition, copies of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Republic Power Group Limited

Republic Power Group Limited is a provider of customized enterprise resource planning software solutions, consulting and technical support services, and peripheral hardware to large and small to medium corporate clients and government agencies based in Singapore and Malaysia. For more information, please visit the Company’s website at https://republicpower.net/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Republic Power Group Limited
Email: ir@republicpower.net